SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

JAMES M. CAIN

DIRECT LINE: 202.383.0180

E-mail: james.cain@sutherland.com

April 1, 2016

VIA E-MAIL

Thomas Kluck

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 Filed on March 21, 2016 for the United States12 Month Natural Gas Fund, LP (file no. 333-210296)

Dear Mr. Kluck:

This letter responds to your request during our conversation last Friday that we address the need to include a risk factor in the prospectus included in the above-referenced registration statement (the “New Registration Statement”) that a rescission offer for Fund shares sold under its prior registration statement on Form S-1 (file no. 333-185961) that initially became effective on January 17, 2013 (the “Prior Registration Statement”) may be required for sales made by the Fund and its intermediaries during the period from January 17, 2016 until March 21, 2016, when the Fund suspended the issuance and sale of its shares. According to the Staff, the potential for such a rescission offer arises under Section 12(a)(1) of the Securities Act of 1933 (the “Securities Act”) to the extent offers and sales of Fund shares were made by the Fund and sellers participating in the distribution of such shares in violation of Section 5 of the Securities Act as a result of the failure of the Fund to file a new registration statement with respect to its shares before the expiration of the three year period following the initial effectiveness of the Prior Registration Statement as set forth in 415(a)(5).

For the reasons set forth in our prior letter to you dated March 24, 2016, as expanded upon below, we are of the view that such a risk factor is not required because there was no violation of Section 5 for offers and sales made during the period following the expiration of the three-month period set forth in Rule 415(a)(5) since (1) a registration statement was on file and was the subject of a notice of effectiveness, (2) the registration statement included a prospectus that complied with the requirements of Section 10 and Form S-1, and (3) we have no reason to believe that there has been any failure to comply with applicable prospectus delivery requirements.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

April 1, 2016

We acknowledge that both the Fund, as issuer, and sellers of the Fund’s shares as part of the distribution of such shares could be subject to liability under Section 12(a)(1) for a violation of Section 5. However, such liability must be based on a violation of Section 5. Such a violation did not occur because offers and sales of such shares were made under a registration statement that had been declared effective by the Commission just nine months earlier and no stop order or deregistration of such registration statement had occurred. As noted in our previous letter, Rule 415(a)(5) does not by its terms cause the termination of a registration statement following the expiration of the three year period following its initial effective date. In fact, Rule 415(a)(5)(ii) expressly recognized the continued effectiveness of such registration statement allowing offers and sales during the 180-day period following the filing of a new registration statement until the new registration statement is declared effective. By allowing sales to continue under an existing registration statement for up to 180 days after the end of the three-month period under Rule 415(a)(5), the Commission implicitly acknowledges that: (i) investors in an issuer’s shares during the period before the effectiveness of a new registration statement need not be afforded additional protection under Section 5, and (ii) argues strongly against the proposition that failure to re-register an issuer’s shares (at least during the 180-day period following the termination of the three month period) constitutes a Section 5 violation.

Further support for the proposition that the Prior Registration Statement remains effective after the expiration of Rule 415(a)(5)’s three-year period can be found under the Rule 415 and in practice. Rule 415(a)(6) allows shares under a prior registration statement to be carried over to the new registration statement filed in accordance with the rule. While not specifically set forth in Rule 415, this carryover requires the filing of a post-effective amendment to terminate the prior registration statement in order to avoid having two effective registration statements outstanding with respect to the offering of the same shares.

In light of the foregoing and for the reasons stated in our prior letter, we continue to believe that the rescission risks associated with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) do not constitute a material fact required to be disclosed in the Fund’s prospectus or necessary to make the statements therein not misleading. We are aware that in similar circumstances where other funds failed to file new registration statements in accordance with Rule 415(a)(5), no such risk factor was included in the prospectus regarding rescission risk.[1] We respectfully submit that the rescission risks associated with the shares sold during the period in question does not constitute a fact that a reasonable person would consider important, and the omission of which would significantly alter the total mix of information available, to facilitate a judgment as to the ability of the Fund to achieve its investment objective, and consequently could not satisfy the standard of materiality articulated by the Supreme Court as discussed in our prior letter. Furthermore, we have not been able to identify any statement actually made in the New Registration Statement or the prospectus forming a part thereof that would be rendered misleading as a result of the omission of a risk factor discussing possible rescission risks associated the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5).

[1] See letters from Sidley Austin LLP dated November 19, 2010 to Special Counsel, Sonia Gupta Barros and December 2, 2010 to Branch Chief, Thomas Kluck relating to PowerShares G10 Currency Harvest Fund and DB Currency Harvest Master Fund (SEC File Nos.: 333-170689 and 333-170689-01).

April 1, 2016

Please let us know if you have any questions or comments on the foregoing.

Sincerely

/s/ James M. Cain

James M. Cain

cc:	Carolyn Yu, Esq., General Counsel of the United States Commodity Funds, LLC Daphne G. Frydman, Sutherland Asbill & Brennan LLP